

July 12, 2023

Salman Khan
Chief Financial Officer
Marathon Digital Holdings, Inc.
101 NE Third Avenue, Suite 1200
Fort Lauderdale, FL 33301

>   **Re: Marathon Digital Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2023**
>   **File No. 001-36555**

Dear Salman Khan:

We have reviewed your May 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2023 letter.

Form 10-K for the Fiscal Year ended December 31, 2022

Risk Factors, page 12

1. We note your proposed risk factor disclosure in response to prior comment 2 and the risk factor included on page 37 of your Form 10-Q for the quarterly period ended March 31, 2023. Despite the complexity of the projection, please revise to disclose your current estimate of the minimum bitcoin price that you would turn off your miners assuming all other costs remain unchanged, along with the assumptions used in the computation of such estimate such as electricity and hosting prices, or disclose that such an estimate is not practicable.

Because there has been limited precedent set for financial accounting of bitcoin, page 29

2. We note your response to prior comment 8. As previously requested, please also tell us what consideration you gave to revising or removing the disclosure on page 29 that "no official guidance has yet been provided by the Financial Accounting Standards Board." In this regard, we note from your response that the intent of your disclosures was to communicate that there is not currently any explicit GAAP that refers to crypto or other digital assets.

Consolidated Statements of Other Comprehensive Income (Loss), page 55

3. We note your proposed revision to the caption, "Unrealized gains (losses) on digital assets loan receivable and realized gains on digital assets." Please explain why you refer to the gains (losses) on digital assets loan receivable as only unrealized. In this regard, we note that the digital assets were returned in June 2022.

Consolidated Statements of Cash Flows, page 57

4. Please revise to include the correct amounts for cash flows from the sale of digital assets in Investment Fund in 2022 and 2021.

Note 3 - Summary of Significant Accounting Policies
Revenues from Contracts with Customers, page 69

5. We note your response to prior comment 18. As we continue to evaluate your Operator accounting policy disclosure, please further clarify when you *recognize* revenue. We note that you measure the fair value of bitcoin earned using the daily quoted closing U.S. dollar spot rate, but you indicate in your proposed revised disclosure, and your revised disclosure in your Form 10-Q for the three months ended March 31, 2023, that you earn revenue at the point in time that you satisfy your lone performance obligation of providing transaction verification services by successfully mining a block.

6. You acknowledge in response to prior comment 19 that your measurement accounting convention as an Operator is not in accordance with ASC 606. Notwithstanding that the impact is quantitatively and qualitatively immaterial to the historical periods presented, please revise your accounting to comply with U.S. GAAP.

7. In response to prior comment 20, you refer to more than one third-party mining pool in which you participate. As we continue to evaluate your accounting policy as a pool participant, please tell us the name of the pools you participated in during each of the periods presented, along with the percentage of revenue and payout methodologies attributable to each.

8. We continue to evaluate your response to prior comment 21 and may have further comments.

9. You indicate in response to prior comment 22 that, as a pool participant, you do not have visibility into exactly when a block is won. Please tell us why you do not have this information considering it appears to be publicly available information published by your pool operators.

10. We note your response to prior comment 22 explaining why, as a pool participant, you do not have visibility into transaction fees earned for each block and the Company's proportional contribution of computing power. As previously requested, please tell us how much transaction fees and your proportional contribution of computing power to the pool actually vary from block to block during a single 24-hour period. In this regard, you indicated in your March 10, 2023 response to comment 6 that one of the factors you considered in assessing whether it is probable that a significant revenue reversal could occur is that "There are always a broad range of possible consideration amounts to which the Company could be entitled because the transaction fees vary from block to block, as does the Company's proportional contribution of computing power to the pool." In addition, you indicate in your proposed revised accounting policy disclosure and your disclosure in the Form 10-Q for the three months ended March 31, 2023 that the fact your fractional share substantively varies from block to block is one of the reasons for constraining variable consideration.

11. Please be advised that we continue to evaluate your response to prior comment 23 and we may have further comments.

Form 10-Q for the Quarterly Period Ended March 31, 2023

Consolidated Condensed Statements of Cash Flows, page 6

12. We note that proceeds from sale of digital assets is classified within cash flows from operating activities on the statement of cash flows for the three months ended March 31, 2023. Please provide us with your comprehensive accounting analysis, with reference to the authoritative accounting guidance, to support the classification as an operating activity. In this regard, you indicate on page 25 that you commenced a program to sell some of your bitcoin as a means of offsetting monthly cash operating costs. To the extent that bitcoin received as noncash consideration in the ordinary course of business is not converted nearly immediately into cash, the Staff would not object to the classification of the proceeds from the sale of digital assets within cash flows from investing activities. We note that classification of the proceeds from the sale of digital assets within investing activities is consistent with your critical accounting policy disclosure on page 26 and your classification of the cash flows from the disposition of digital currencies in 2019 and 2020 addressed in your August 1, 2022 response to comment 5.

Notes to Consolidated Condensed Financial Statements
Note 14 - Legal Proceedings
Ho v. Marathon, page 22

13.   Please revise to correct the typographical error noted in your response to prior comment 25. That is, we note from your response that the disclosure should indicate that the Court noted that a jury is more likely to accept $150 thousand as an appropriate damages amount if liability is found.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

14.   We note your disclosure of total margin excluding depreciation and amortization in the supplemental information table. Please revise to provide the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K for this non-GAAP measure.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jolie Kahn